Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

OF APRIL 19, 2017

DATE, TIME AND PLACE: On April 19, 2017 at 3:00 p.m. in the auditorium of the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

BOARD: Leila Cristiane Barboza Braga de Melo – President; Álvaro Felipe Rizzi Rodrigues – Secretary

QUORUM: Stockholders representing more than 90,54% of the common shares and more than 22,00% of the preferred shares of the Company’s capital.

LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in Valor Econômico on March 20, 2017 (page C3), on March 21, 2017 (page C3) and on March 22, 2017 (p. C1), and in the Diário Oficial do Estado de São Paulo - Caderno Empresarial (Official Gazette of the State of São Paulo – Corporate Section) on March 18, 2017 (page 83), on March, 21, 2017 (page 112) and on March 22, 2017 (page 60).

NOTICE TO THE STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to Stockholders before the Meeting.

RESOLUTIONS ADOPTED:

1.        Stockholders were advised that these minutes would be drafted in a summarized format.

2.        The publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, paragraph 2, of Law 6.404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to Stockholders and the Market.

AGENDA OF THE ANNUAL GENERAL MEETING

3.        Approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2016, together with the Management and Independent Auditor’s reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee’s Report, which were published on February 21, 2017 in the newspaper Valor Econômico (pages E3 to E18) and in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) (pages 20 to 52). The Balance Sheet and other Financial Statements related to the six-month period ended June 30, 2016 were published in the newspaper Valor Econômico on August 16, 2016 (pages E5 to E18).

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page.2

4.        Approved the allocation of net income for 2016 in the total amount of R$ 18,853,195,000.81 as follows:

a)        R$ 942,659,750.04 to the Legal Reserve Account;

b)       R$ 6,336,912,780.10 to the Statutory Reserve Account, of which:

(i) R$ 3,168,456,390.05 to the Reserve for Dividend Equalization;

(ii) R$ 1,267,382,556.02 to the Reserve for Working Capital Increase; and

(iii) R$ 1,901,073,834.03 to the Reserve for Increase of the Capital of Investees;

c)       R$ 11,573,622,470.67 for the payment of dividends and interest on capital pursuant to Article 9 of Law 9,249/95, of which R$ 10,000,361,518.76 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and, also, that their payment had already been made.

5.        Ratified the resolutions of the Board of Directors with respect to the interim payment to Stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2016, and also of the additional dividends and interest on capital declared on August 1, 2016, December 12, 2016 and February 6, 2017, all of which have been effectively paid.

6.        Recorded that the Board of Directors was evaluated both as a joint body and individually and in the light of its good performance during the period as well as the diligence of its members at the meetings, the majority Stockholder proposed the granting of 12 seats on the Board of Directors, through the reelection of Messrs. ALFREDO EGYDIO SETUBAL, FÁBIO COLLETTI BARBOSA, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOSÉ GALLÓ, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the election of Messrs. AMOS GENISH, GERALDO JOSÉ CARBONE, JOÃO MOREIRA SALLES and MARCO AMBROGIO CRESPI BONOMI, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders’ Meeting of 2018, so that the Board of Directors will be composed of:

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;

AMOS GENISH, Israeli, married, economist, bearer of the Alien Registration Card (RNE CGPI/DIREX/DPF V305047-D), enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 009.194.169-50, domiciled in London, United Kingdom, at 2 DALEHAM GARDENS, NW3 5DA;

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page. 3

FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Rua General San Martin, 23, Jardim América, CEP 01439-030;

GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 8.534.857-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vl. Olímpia, CEP 04552-000;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000;

JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132;

JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 6011890834, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400;

MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 3.082.364-X, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RGIFP/RJ) No. 03733122-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page. 4

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

7.        Next, the Meeting approved the following records:

7.1.      That Mr. Candido Botelho Bracher will leave the Board of Directors to take office as CEO of the Company, as previously announced, and that Messrs. Alfredo Egydio Arruda Villela Filho, Demosthenes Madureira de Pinho Neto and Nildemar Secches were not reelected as members of the Board of Directors this time.Stockholders requested the recording in the minutes of their sincere appreciation for the excellent services provided by them to the Itaú Unibanco Conglomerate.

7.2.        Also recorded were expressions of gratitude and congratulations to Mr. Roberto Egydio Setubal for his enormous contribution as CEO of the Company. Mr. Roberto Setubal led the Company to a consistent growth and, during his term, Itaú Unibanco recorded an average return of 23.7% a year on equity, appreciating the preferred share by 24.7% a year;

7.3.         Recorded that all those elected to the Board of Directors: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and in Article 3 of Instruction No. 367/02 of the Brazilian Securities Commission (“CVM”), including clearance certificates, and all these documents were filed at the company’s head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”); and

7.4.        Also that compliance with the provision in subitem I of Paragraph 3 of Article 147 of Law No. 6,404/76, pursuant to Paragraph 3 Article 2 of CVM Instruction 367/02 in relation to Mr. José Galló is waived, given that within the scope of his activities in the Renner Conglomerate, he holds the position of administrator in Renner Administradora de Cartões de Crédito Ltda. and in the newly incorporated Realize Crédito, Financiamento e Investimento S.A. (still pending approval of BACEN).

8.        Pursuant to the best practices of corporate governance, it was recorded that the Directors Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Pedro Luiz Bodin de Moraes are deemed independent members of the Board of Directors.

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page. 5

9.        At the proposal of the majority stockholder IUPAR – Itaú Unibanco Participações S.A., the Fiscal Council was installed on a non-permanent basis for the next term of Office. The following members were elected: (i) by appointment of the majority Stockholder, as effective members, Messrs. ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of the Identity Card (RG-SSP/SP) No. 5.342.714-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 4.329.408, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and as alternate members, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 4.673.519, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and REINALDO GURREIRO, Brazilian, married, Bachelor of Accountancy, bearer of the Identity Card (RG-SSP/SP) No. 6.156.523-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 503.946.658-72, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and (ii) by appointment of the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares, as effective member, Mr. CARLOS ROBERTO DE ALBUQUERQUE SÁ, Brazilian, divorced, economist, Bachelor of Accountancy, bearer of the Identity Card (RG/CORECON 1ª Região) No. 8842-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 212.107.217-91, domiciled in the city and state of São Paulo at Alameda Jauaperi, 755, apto. 132, Moema, CEP 04523-013, and as alternate member, Mr. EDUARDO AZEVEDO DO VALLE, Brazilian, married, engineer, bearer of the Identity Card (RG-Detran/RJ) No. 03.483.261-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 598.809.967-04, domiciled in the city and state of Rio de Janeiro at Rua Joathur Bueno, 190, Barra da Tijuca, CEP 22631-160. The aforementioned members shall make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2018.

10.        Recorded the presentation by the elected members of the Fiscal Council of the documents substantiating compliance with prior conditions for eligibility pursuant to Article 162 of Law No. 6,404/76.

11.        It was also recorded that the Stockholder PREVI handed in a Statement of Vote requesting the analysis, by the Board of Directors, of a suggestion to install the Company’s Fiscal Council on a permanent basis.

12.        Aproved the proposal for the establishment of the aggregate amount of R$ 320,000,000.00 for the compensation of the members of the Board of Directors and the Executive Board for 2017, regardless of the year in which the amounts were effectively attributed or paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient.

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page. 6

13.        In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$ 15,000.00 for the effective members and of R$ 6,000.00 for the alternate members.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

1.        The Stock Grant Plan was formalized and ratified for the purpose of consolidating general rules related to long-term incentive programs that involve the grant of shares to management members and employees of the Companies and its direct or indirect subsidiaries pursuant to CVM Instruction No. 567/15;

2.        The Corporate Bylaws were amended for the purpose of: (a) in item 3.4, inserting a reference to the Stock Grant Plan; (b) in Article 6, creating the positions of Co-Chairmen of the Board of Directors, adjusting the wording on composition, competecy, absence and restrictions, choice processes and substution of the Chairman and Co-Chairmen and of convening of meetings of the Board of Directors, and also providing for the possibility of participation in the meetings of the Board of Directors via telephone call, video conference, video presence, email or other means of communication; and (c) in Article 10, head provision and item 10.1, updating the reference to a statutory provision that was renumbered (item 6.7 to item 6.8) and proceeding with the improvement of the wording in the provision related to the representation of the company; and

3.        Finally, the Corporate Bylaws were consolidated for the purpose of documenting the amendments provided for in item “2” above, which will be effective as initialed by the Board, after the ratification of the resolutions of this Meeting by the Central Bank of Brazil and, also, the formalization of the “Stock Grant Plan”, which will also be effective in the form initialed by the Board.

REMOTE VOTING: The receipt was recorded of 382 remote voting ballots in the period between April 11, 2017 and April 17, 2017, which were duly computed and are being consolidated in the Final Voting Map.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes, as presented in the Final Voting Map attached to the minutes and which show, in detail, the percentages of approval and rejection of and abstention on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Report of the Audit Committee. The Board of the Meeting also filed at the head offices of the Company and certified the Proposal of the Board of Directors of March 17, 2017, the Voting Maps, the Votes cast and the Statements of Vote presented by the Company’s Stockholders.

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017	page. 7

CLOSING: Once the work was completed, these minutes were drafted, read, approved and signed by all. São Paulo (SP), April 19, 2017. (undersigned) Leila Cristiane Barboza Braga de Melo - President; Álvaro Felipe Rizzi Rodrigues – Secretary...

São Paulo (SP), April 19, 2017.

MARCELO KOPEL

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Final summarized voting map

For the purposes of the terms of CVM Instruction No. 481/09, Itaú Unibanco discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, including the matters submitted for resolution by the Extraordinary and Annual Stockholders’ Meeting to be held on April 19, 2017 at 3:00 p.m.  The information on the consolidated summarized map of Itaú Unibanco Holding S.A., a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	To acknowledge and examine the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolute the Financial Statements for the fiscal year ended December 31, 2016.		Approve	3,034,901,244	99.99
			Reject	14	0.01
			Abstain	-	-
2	To resolve on the allocation of net income for the fiscal year in the amount of R$18,853,195,000.81, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf.		Approve	3,034,901,244	99.99
			Reject	14	0.01
			Abstain	-	-
3	To define the number of members that will comprise the Board of Directors in twelve (12).		Approve	3,034,618,355	99.98
			Reject	50,383	0.01
			Abstain	232,520	0.01
4	Election of the Board of Directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALFREDO EGYDIO SETUBAL	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		GERALDO JOSÉ CARBONE	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		JOÃO MOREIRA SALLES	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		MARCO AMBROGIO CRESPI BONOMI	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)	Approve	3,034,851,012	99.99
			Reject	50,246	0.01
			Abstain	-	-
		PEDRO MOREIRA SALLES	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		RICARDO VILLELA MARINO	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		ROBERTO EGYDIO SETUBAL	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		AMOS GENISH (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-

5	If the multiple voting process is adopted, do you wish to distribute the vote adopted as a percentage to the candidates?		Yes	4,669,743	95.26
			No	232,520	4.74
6	View of all candidates for the assignment of the % (percentage) of votes to be attributed.	ALFREDO EGYDIO SETUBAL		389,459	8.34
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)		389,455	8.34
		GERALDO JOSÉ CARBONE		389,455	8.34
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)		389,455	8.34
		JOÃO MOREIRA SALLES		388,992	8.33
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)		388,988	8.33
		MARCO AMBROGIO CRESPI BONOMI		388,988	8.33
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)		388,988	8.33
		PEDRO MOREIRA SALLES		388,992	8.33
		RICARDO VILLELA MARINO		388,988	8.33
		ROBERTO EGYDIO SETUBAL		388,992	8.33
		AMOS GENISH (INDEPENDENT DIRECTOR)		388,988	8.33
7	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALKIMAR RIBEIRO MOURA (EFFECTIVE MEMBER)	Approve	3,034,668,738	99.99
			Reject	-	-
			Abstain	232,520	0.01
		JOSÉ CARUSO CRUZ HENRIQUES (EFFECTIVE MEMBER)	Approve	3,034,668,738	99.99
			Reject	-	-
			Abstain	232,520	0.01
		JOÃO COSTA (ALTERNATE MEMBER)	Approve	3,029,194,344	99.81
			Reject	-	-
			Abstain	5,706,914	0.19
		REINALDO GUERREIRO (ALTERNATE MEMBER)	Approve	3,029,194,344	99.81
			Reject	-	-
			Abstain	5,706,914	0.19
8	Election of the Fiscal council by separate voting – Preferred Stockholders Nomination of candidates to the Fiscal Council.	CARLOS ROBERTO DE ALBUQUERQUE SÁ (EFFECTIVE MEMBER)	Approve	510,724,069	73.00
			Reject	28,502,413	4.07
			Abstain	160,402,488	22.93
		EDUARDO AZEVEDO DO VALLE (ALTERNATE MEMBER)	Approve	653,402,380	93.39
			Reject	11,723,348	1.68
			Abstain	34,503,242	4.93
9	To decide on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors as well as the compensation of the members of the Fiscal Council, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf		Approve	3,028,519,627	99.79
			Reject	6,149,111	0.20
			Abstain	232,520	0.01
10	Formalize and ratify the Stock Grant Plan in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries.		Approve	3,027,214,679	99.81
			Reject	410,392	0.01
			Abstain	5,466,206	0.18
11	To amend the Bylaws to insert a reference to the Share Plan in item 3.4.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
12	To amend Article 6 of the Bylaws to create the positions of Co-Chairmen of the Board of Directors, adjusting the wording on composition, competencies, absences, incapacity, choice processes and substitution of Chairman and Co-Chairmen, and convening of meetings.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
13	To amend the Bylaws to include item 6.7.1 providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
14	To amend Article 10, head provision, of the Bylaws to update the reference to a statutory provision that was renumbered, as well as to improve the wording of a provision concerning the representation of the Company in item 10.1.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
15	To consolidate the Bylaws, with the amendments mentioned in the aforementioned items and the resulting adjustments to the wording.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-

São Paulo-SP, April 19, 2017.

MARCELO KOPEL

Investor Relations Officer

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 8.784.600.000 shares

Subscribed and Paid In Capital: R$ 97,148,000,000.00 – 6.582.307.543 shares

CORPORATE BYLAWS

Article 1 – DENOMINATION, TERM AND HEAD OFFICE – The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.

Article 2 - OBJECTIVE – The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3. - CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,582,307,543 (six billion, five hundred eighty-two million, three hundred seven thousand, five hundred fortythree) book-entry shares with no par value, being 3,351,744,217 (three billion, three hundred fifty-one million, seven hundred forty-four thousand, two hundred seventeen) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.	Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty-four million, six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

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3.2.	Purchase of Share Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.	Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.	Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.

3.5.	Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

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b)	decisions with respect to the management report and the Board of Officers’ accounts;
c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;
d)	appoint, elect and remove members of the Board of Directors;
e)	approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;
f)	decide on retained profits or the constitution of reserves; and
g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 -MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.

5.1.	Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.2.	Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

Article 6 – BOARD OF DIRECTORS – he Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

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6.1.	The positions of chairman or Co-Chairmen of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.

6.2.	The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.3.	The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.

6.4.	In case of any definitive vacancy or incapacity in office (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.

6.4.1.	In case of temporary vacancy or incapacity in office (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.

6.5.	The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.6.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.7.	The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.1.	Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.

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6.8.	It is incumbent on the Board of Directors:
I.	to establish the general guidelines of the company;
II.	to elect and remove from office the company's Officers and establish their functions;
III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;
IV.	to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;
V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;
VII.	to decide on budgets for results and for investments and respective action plans;
VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;
IX.	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
X.	to make decisions on payment of interest on stockholders’ equity;
XI.	to decide on buy-back operations on a non-permanent basis;
XII.	to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;
XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

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XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;
XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;
XVI.	to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and
XVII.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.	The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)	not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

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7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest;

7.1.3.	Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;

7.1.4.	Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3;

7.1.5. The Audit Committee members shall remain in their positions until their successors take office.

7.2.	The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.	The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.

7.4.	At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

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7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 - COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.	The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management;

8.1.2.	The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office;

8.1.3.	The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:
I.	prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;
II.	supervise the implementation and operating of the compensation policy for the company’s members of management;
III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

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IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;
V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;
VI.	examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and
VII.	ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.	The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.	At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 - BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.

9.1.	The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions;

9.2.	In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity, by one Director-General or by the Vice President appointed by him/her;

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9.3.	Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;

9.4.	The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office;

9.5.	A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.

10.1.	In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.

10.1.1.	Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates;

10.1.2.	The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1;

10.1.3.	With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

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10.2.	It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.

10.3.	The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.

Article 11 - FISCAL COUNCIL – The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6.404/76.

Article 12 - FISCAL YEAR – The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 - ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:

13.1.	Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock.

13.2.	The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and

c)	the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

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13.3.	The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.

Article 14 - MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

14.2.	If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.

Article 15 - STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.

15.1.	The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;
b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and
d)	originating from the credits corresponding to interim dividend payments (item 14.1).

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15.2.	Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.

15.3.	Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law No 6,404/76.

15.4.	From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.5.	The reserves will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).

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STOCK GRANT PLAN OF THE COMPANY APPROVED BY THE EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. HELD ON APRIL 19TH 2017

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

STOCK GRANT PLAN

1.	PURPOSE OF THE PLAN

1.1. Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) maintains a Stock Grant Plan (“Plan”) for the purpose of offering to management members and employees of the Company, as well as of its direct or indirect subsidiaries, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of its interests to those of stockholders and the sharing of capital market risks, as well as enabling the Company and its subsidiaries to attract and retain talents.

1.2. Management members and employees of the Company and of its direct or indirect subsidiaries (“Beneficiaries”) are eligible to join this Plan, at the Company’s discretion, subject to the specific target audiences for each share granting program, pursuant to item 5 of the Plan.

2.	MANAGEMENT OF THE PLAN

2.1. The Plan will be managed by the Compensation Committee (“Committee”), which directly reports to the Company’s Board of Directors.

2.2. The Committee will have full powers to organize and manage the Plan, subject to the provisions of the Plan and any additional guidelines established by the Board of Directors.

2.3. The resolutions of the Committee shall bind the Company and the Beneficiaries in relation to all matters related to the Plan.

3.	SHARES USED

3.1. For purposes of the Plan, preferred shares issued by the Company (“Shares”) will be used, and treasury shares may be used, pursuant to the rules of the Brazilian Securities and Exchange Commission (“CVM”). In specific situations, such as, for example, when Beneficiaries carry out their activities in Company’s direct or indirect subsidiaries headquartered abroad, mechanisms with similar effects may be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company’s preferred shares. If the delivery to these Beneficiaries is in Shares, the Company may take them back in the event of non-compliance with the specific conditions agreed with by these Beneficiaries.

4.	ANNUAL LIMIT FOR THE GRANTING OF SHARES

4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed the limit of one-half percent (0.5%) of the total shares of Itaú Unibanco that majority and minority stockholders hold on the balance sheet date of the same year. For purposes of calculating the limit, the options granted under the Company’s Stock Option Plan are added to the number of shares.

4.2. In case the number of (a) Shares used for compensation under this Plan and (b) stock options granted in connection with the Company’s Stock Option Plan, in a given year, is lower than the limit of 0.5% of total shares, the resulting difference may be added for purposes of share or stock granting in any of the seven (7) subsequent fiscal years.

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4.3. For calculating the annual limit for share and stock option granting, the year to which the grant refers to will be considered, regardless of the year in which these Shares and stock options are transferred to Beneficiaries.

5.	PROGRAMS COVERED

5.1. The Plan covers the following programs in connection with the granting of Shares to Beneficiaries:

5.1.1. Variable Stock-Based Compensation

In line with CMN Resolution nº 3,921/10, management members of the Company and of its direct or indirect subsidiaries authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the management compensation policy. This model may include management members of other Company’s direct or indirect subsidiaries, at the discretion of the Human Resources department. In these cases, at least fifty percent (50%) of the total variable compensation is converted into Shares and their transfer to management members is deferred within at least three years, in portions proportional to the deferral period.

These deferred portions may be reduced or not paid in the events provided for in Article 7, paragraph 3 of CMN Resolution nº 3,921/10.

5.1.2. Fixed Stock-Based Compensation

The portion of the fixed compensation of the members of the Company’s Board of Directors is annually paid in Shares and takes into account the history, résumé, market conditions and other factors that may be agreed between the management member and the Company, in accordance with the management compensation policy. The compensation is paid to the effective members of the Board of Directors who do not perform executive functions, provided they have fully completed their terms of office.

5.1.3. Distinguished Performance Program

The employees with the best performance evaluations in the participating companies who hold eligible positions, according to the Profit Sharing Program Regulation, will receive an additional percentage of profit sharing in Shares, and the corresponding transfer will be subject to the deferral period.

5.1.4. Partners Program

Management members and employees of the Company and of its subsidiaries with distinguished performance selected by the Personnel Committee are entitled to use an amount equal to part or their total annual variable compensation, for management members, or net profit sharing, for employees, to purchase own shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions of the internal regulations of the programs for the terms set forth therein, the return on investment will be through the receipt of Shares (“Partners Shares”). The availability of the Partners Shares will be subject to additional restrictions pursuant to each program´s internal regulation.

For management members of the Company’s direct or indirect subsidiaries authorized to operate by the Central Bank of Brazil, Partners Shares not yet transferred may be reduced or not paid in the events provided for in Article 7, paragraph 3 of CMN Resolution nº 3,921/10.

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6.	SHARE PRICE

6.1. For purposes of calculating the reference price of the shares used for this Plan, the average closing quotation of Itaú Unibanco’s Shares on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) in the thirty (30) days prior to the calculation, which shall be carried out in the seventh (7th) business day prior to the granting of the Shares, is used. For purposes of this item, business day is the day on which trading and settlement activities are carried out on BM&FBOVESPA.

7.	ACQUISITION OF RIGHT TO SHARES

7.1. Beneficiaries shall comply with the specific provisions of each program included in the documents mentioned in item 5, including those related to the terms and conditions for acquiring the right to the Shares by Beneficiaries and to the treatment of Shares not yet transferred to Beneficiaries in case of termination of the employment contract/term of office.

7.2. Beneficiaries shall have no right or privilege as that of the Company’s stockholder, particularly the right to receive dividends and interest on capital relative to the Shares, up to the date of transfer of these Shares to Beneficiaries, provided all conditions for the acquisition of the right to Shares are met. Notwithstanding, the documents that govern each specific program may establish the payment of dividends or interest on capital, in cash or in shares, from the granting to the effective transfer of the Shares to the Beneficiaries.

8.	TERM OF THE PLAN

8.1. The Plan shall be effective for an undetermined term, and may be terminated upon resolution of the Annual General Stockholders’ Meeting. The termination of the Plan will not affect the fully acquired rights to the Shares granted under it.

9.	GENERAL PROVISIONS

9.1. In order to preserve the purpose of this Plan, the number of Shares not yet transferred to the Beneficiaries may be adjusted at the discretion of the Committee in case the number of the Company’s shares is increased or decreased as a result of share bonus, split or reverse split of shares.

9.2. In line with the purposes of the Plan (item 1.1), Beneficiaries shall be subject to the equity changes in the Shares to fully maintain all the risks inherent in the Plan in its equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism by any individual or company, which implies in the limitation, halt or transfer of the risk associated to the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission and mandate. This obligation shall be met during the periods prior to the transfer of Shares to the Beneficiaries and during the terms of unavailability of the Shares transferred, where applicable.

9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or of other company under its control, as applicable, or shall interfere, in any way, in the right of the Company or its subsidiaries, at any time and in accordance with legal and contractual conditions, to terminate the corresponding employment contract, terminate the term of office or dismiss the Beneficiary in any other way.

9.4. It shall be incumbent on the Committee to decide cases not covered by the Plan.